UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

INCORPORATION BY REFERENCE

This current report is incorporated by reference in our registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission, or the SEC, on October 1, 2020 (File No. 333-249198), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. Item 1 of “Discussion of Avon Products, Inc.’s Business and Operations as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019” of the Report on form 6-K furnished with the SEC on October 1, 2020 is hereby amended to add the following text on page 19 under the table in the section “—Avon’s Cash Flows”:

Avon Products, Inc., or “Avon”, has identified an immaterial classification error in the Consolidated Statement of Cash Flows relating to the year ended December 31, 2019 with respect to cash flows from the settlement of derivative contracts. Avon’s accounting policy, compliant with US GAAP, is to classify derivative cash flows as operating, investing or financing consistent with the nature of the underlying hedged item.  However, Avon has identified that cash flows relating to derivative contracts that economically hedge foreign exchange gains and losses on intercompany loans have been incorrectly classified as operating activities rather than financing activities. Avon will correct this reclassification error through a revision in future filings.

	Year ended December 31, 2019
	As reported	As revised	Adjustment
		(in millions of U.S.$)
Net cash provided by operating activities of continuing operations	94.3	56.9	-37.4
Net cash provided by investing activities of continuing operations	50.2	50.2	0
Net cash provided by financing activities of continuing operations	1.1	38.5	37.4

This reclassification has no impact on the financial statements of Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: October 8, 2020